KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

May 31, 2007

Michael J. Messaglia
Direct Dial: (317) 238-6249
E-mail: mmessaglia@kdlegal.com

John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED

JUN – 1 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Re: The Estridge Group, Inc.
Estridge Development Company
Paul E. Estridge Corp.
Offering Statement on Form 1-A
Amendment No. 1 Filed March 2, 2007
File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Reynolds:

Enclosed for filing on behalf of The Estridge Group, Inc. (the "Company") are one (1) manually signed and six (6) copies of Amendment No. 3 to the Regulation A Offering Statement on Form 1-A. Three (3) copies are marked to show changes. Changes have been made to clarify and update information and to respond to comments of the Securities and Exchange Commission (the "Commission") set forth in a letter dated May 24, 2007, a copy of which is also enclosed.

The Company's responses to the Commission's comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Commission. The page numbers cited in the responses refer to Amendment No. 3 to the Offering Circular.

Offering Circular Summary, page 1

1.   We note your response to prior comment nine of our letter dated April 11, 2007. It appears that the amounts disclosed in the fourth paragraph of your disclosure are reversed. For example, the first sentence of this paragraph discloses the amounts on a fully consolidated basis, but the amounts disclosed appear to be prior to the effect of the income attributable to variable interest entities. In addition, we note that your disclosure on page three of certain balance sheet amounts as of December 31, 2006 is inconsistent with the amounts reported in the financial statements. Please revise your disclosures accordingly.

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John Reynolds, Assistant Director
May 31, 2007
Page 2

Answer: The requested revision has been made to the fourth paragraph of the Offering Circular Summary on page 1. Additionally, revisions have been made to the Consolidated Summary Financial Data on page 3 of the Offering Circular.

The Offering, page 4

Ranking, page 4

2.   Please revise to clarify the definition of Senior Indebtedness as set forth in the indenture.

Answer: Pursuant to our conversation with Ron Alper on May 30, 2007, the definition of Senior Indebtedness on page 4 of the Offering Circular has been clarified to provide that any additional debt incurred by the Company will be senior to the Notes.

Risk Factors, page 6

3.   Please revise your disclosure in the last risk factor on page seven to discuss the net loss incurred by the Estridge Group on a consolidated basis, as the issuer of the notes, rather than the Estridge Companies. We note that the current disclosure appears to be incorrect and it is not apparent how the disclosed amounts relate to the consolidated financial statements included in the offering statement. Please revise your disclosure accordingly.

Answer: The last risk factor on page 7 has been revised in accordance with our conversation with Carlton Tartar and Babette Cooper on May 31, 2007, to state the net income of the Estridge Group on a consolidated basis and to remove the references to the effect of the variable interest entities on the net income of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

4.   In your disclosure of minority interest in variable interest entities on page 22, you discuss changes in net income of the "Custom Company" and "Development Company." Please revise to disclose the names of the Custom and Development companies. Also, revise to explain how the net income of these companies as well as the net income of FirstSource Capital relate to the minority interest in variable interest entities. The sum of the amounts disclosed in this section do not appear to agree to the minority interest in variable interest

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entities balance reported on the statements of operations. Please revise MD&A to provide greater clarity.

Answer: The discussion of the minority interest in variable interest entities on page 22 of the Results of Operations section of the Offering Circular has been revised to provide greater explanation and to agree to the balance reported in the financial statements.

Liquidity and Capital Resources, page 26

5.   We note your response to comment 21 and your disclosure which indicates that "[t]he Estridge Companies have no planned or committed material capital expenditures or future material funding requirements <u>outside the normal course of business</u>." (emphasis added). Revise to describe the company's material commitments for capital expenditures and indicate the general purpose of those commitments.

Answer: The requested clarification has been made on page 27 of the Liquidity and Capital Resources section of the Offering Circular to clarify that the Estridge Companies have no planned or committed material capital expenditures or future material funding requirements.

6.   We note your response to comment 22 of our letter dated April 11, 2007. Please confirm that there are no revolving credit arrangements other than construction loans.

Answer: A clarification has been made on page 27 of the Liquidity and Capital Resources section of the Offering Circular to indicate that there are no revolving credit arrangements other than construction loans.

Lot Positions, page 28

7.   We note your revisions related to our prior comment 25. We note that the sum of building lots controlled ($50,184,000) and undeveloped land owned ($29,652,000) does not agree with the amount reported on the balance sheet as lot inventory and land development costs of $100,329,578. Please revise to discuss the remaining $20,493,578 and also provide a footnote to the financial statements detailing the components of the lot inventory and land development costs.

Answer: The requested revisions have been made on page 28 of the Lot Positions section of the Offering Circular and to Note A to the Financial Statements on page F-17.

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Recent Events, page 28

8. Please reinsert the information regarding the National City Bank loan, describe the renegotiation of the covenants, include the current amount of borrowings outstanding with National City Bank, and indicate that the noncompliance with the loan covenants with National City Bank did not affect other loan agreements.

    Answer: The information regarding National City Bank has been reinserted in the Recent Events section on page 29 of the Offering Circular, including the additional information requested.

Certain Transactions, page 35

Affiliate Transactions, page 35

9. You state on page 35, "Paul E. Estridge Corp. has various notes payable to related parties accruing interest at rates from prime to prime plus 2% that expired in 1996." Please explain the phrase "that expired in December 1996."

    Answer: The referenced notes originally had a stated term and provided that if they were not paid at maturity they would be payable on demand thereafter. In order to avoid confusion, the reference to the expiration date of the notes has been removed from page 36 of the Affiliate Transactions section of the Offering Circular.

Plan of Distribution, page 45

10. We note your response to comment 7 in our letter dated April 11, 2007 and that language indicating that the offering will terminate 6 months following the offering circular date has been inserted on the cover page. We also note your statement in this section that "[i]f subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering." Please revise this section to reflect that the offering will terminate 6 months following the offering circular date.

    Answer: The requested revision has been made to page 44 of the Plan of Distribution section of the Offering Circular.

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Financial Statements, page F-1

Note Q – Commitments and Contingencies, page F-36

11.   We note your response to our prior comment 44. In accordance with SAB Topic 5Y and SOP 96-1, please revise your disclosure to include the following:

  • the time frame over which the accrued amount may be paid out,

  • the material components of the accrual and significant assumptions underlying estimates,

  • your accounting policy for environmental remediation-related costs, including recoveries by third parties,

  • whether you have been notified by any governmental agency of any claims requiring potential clean-up costs which could have a material effect on your future consolidated financial position or results of operations.

        Answer: The requested revision has been made to Note Q of the Financial Statements on page F-36.

12.   We note your revision to Note Q with respect to our prior comment 45. We note that you state that there are no other contingencies that meet the requirements for accrual under SFAS 5, but you do not address whether there are other contingencies where there is at least a reasonable possibility that a loss may have been incurred. If this is the case, we believe that the disclosure should be revised to address these contingencies. Please review paragraph 10 of SFAS 5 and revise your footnote disclosures accordingly, or tell us why you believe that no revisions are required.

        Answer: The requested revision has been made to Note Q of the Financial Statements on page F-36.

Note S – Implementation of FIN 47(R), page F-37

13.   We note your response to prior comments 38 and 41. It appears that the last paragraph of your disclosure on page F-38 is inconsistent with the revised presentation of the minority interests outside of permanent equity. Please revise your disclosures accordingly.

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Answer: The requested revision has been made to Note S of the Financial Statements on page F-37.

Signature Page

14. Please revise your signature page to indicate that "This offering statement has been signed by the following persons in the capacities and on the dates indicated" and include signatures, titles, and dates for each of The Estridge Group, Inc., Estridge Development Company, Inc. and Paul E. Estridge Corp.

Answer: The requested revision has been made to the Offering Circular signature page.

If you or any member of the Staff has any questions concerning the responses provided herein or the attached revised pages, please do not hesitate to contact me.

Sincerely,

Michael J. Messaglia

Michael J. Messaglia

Enclosures

KD_IM-994446_1.DOC